

Amanda Mariatti · 3rd

Marketing Manager

Greater Sydney Area · **Contact info**

500+ connections

 **bhapi**

Experience



Marketing Director

bhapi · Part-time

Mar 2021 – Present · 11 mos

Wilmington, Delaware, United States

Marketing Director of bhapi - The safe social media app.



Marketing Manager

Wontok

Oct 2018 – Present · 3 yrs 4 mos

Pyrmont, New South Wales, Australia

· Investigating and analysing business problems and opportunities contributing to improvements in business processes.
· Strategic Planning, development of plans, indicators, management and monitoring actions.
· Developing and building strategies to ensure Wontok become world class compa ...see more



BASF

5 yrs 6 mos

Senior Business Specialist

Feb 2014 – Sep 2017 · 3 yrs 8 mos

São Paulo e Região, Brasil

· Development and implementation of online and offline strategy and product campaigns with focus on ROI goals;
· Responsible for the positioning and market launch in a highly competitive market;
· Identify scenarios & build strategies for potential press issues and opportunities; ...see more

Marketing Specialist

Apr 2012 – Feb 2014 · 1 yr 11 mos

Faria Lima

· Management of sales and communication actions;
· Incentive campaigns and promotions;
· Follow-up of result indicators (KPIs) on actions developed;
· Develop, implement & drive image campaigns in the agricultural industry; ...see more



intern

BASF- The Chemical Company

Aug 2010 – Dec 2011 · 1 yr 5 mos

· Development of briefings and budget control;
· Planning and development of new campaigns;
· Interface and support to sales team, in order to understand needs of the commercial team and the market; ...see more



Sales Assistant

Mbset Industrial Ltda.

Sep 2008 – Jul 2010 · 1 yr 11 mos

- Sale of supplies for printing and packaging companies;
- Follow-up on the production of advertising materials;
- Customer relationship and negotiation;
- Attention to the quality and improvement of the goods and services offered by the company

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Education



Australian Pacific College
Leadership and Management
2018 – 2020

Leadership and Management course provides knowledge and skills to work in leadership and management roles across a range of enterprise and industry contexts. It assists me to develop initiative and judgement in planning, organising, implementing and monitoring my own workload and the workload of others. It also develops communication skills to support individuals and teams to meet organisational or enterprise requirements and strategies to plan, design, apply and evaluate solutions to unpredictable problems and to identify, analyse and synthesise information from a variety of sources.



Escola Superior de Propaganda e Marketing
Pós-Graduação em Gesteção de Marketing, Gestão de Marketing
2014 – 2016



Universidade Anhembi Morumbi
Comunicação Social, Publicidade e Propaganda
2008 – 2011

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